Exhibit 99.1

DouYu International Holdings Limited Reports First Quarter 2024 Unaudited Financial Results

WUHAN, China, June 5, 2024 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2024 were RMB1,039.7million (US$144.0 million), compared with RMB1,483.1 million in the same period of 2023.

•	Gross profit in the first quarter of 2024 was RMB109.0 million (US$15.1million), compared with RMB176.5 million in the same period of 2023.

•	Net loss in the first quarter of 2024 was RMB88.0 million (US$12.2 million), compared with net income of RMB14.5 million in the same period of 2023.

•	Adjusted net loss[1] in the first quarter of 2024 was RMB 85.7 million (US$11.9 million), compared with adjusted net income of RMB25.8 million in the same period of 2023.

•	Average mobile MAUs[2] in the first quarter of 2024 were 45.3 million, compared with 50.2 million in the same period of 2023.

•	The number of quarterly average paying users[3] in the first quarter of 2024 was 3.4 million, compared with 4.5 million in the same period of 2023.

The interim management committee of DouYu commented, “In the first quarter of 2024, we continued to work on the diversification of our commercialization capabilities and streamlined operations by optimizing our organizational structure and fine-tuning operating strategies. Our priority is elevating user experience and meeting our core users’ needs with a steady stream of premium content. We are doing this by harnessing the power of our streamer resources and content ecosystem and actively exploring cooperation opportunities with more game developers to enrich our gaming service lineup. However, we continue to face macroeconomic headwinds and challenging industry dynamics, and remain dedicated to protecting our shareholders’ long-term interests by executing our long-term strategy for developing a vibrant, diverse, game-centric content ecosystem. We consistently maximize the competitive edges of our extensive gaming ecosystem, agile operational mechanisms and close cooperation with game developers to propel our platform’s long-term, sustainable growth.”

Mr. Hao Cao, Vice President of DouYu, commented, “We reinforced our streamlined operations, ensuring the financial health of our business. While we shore up our fundamentals, we continue to face revenue pressures from soft macroeconomic conditions and ongoing adjustments to the livestreaming business, as well as operating uncertainties. In the first quarter of 2024, we made encouraging developments across our commercial diversification initiatives that improved our revenue mix. Revenue from advertising and others amounted to RMB 238.8 million, contributing 23.0% of our total revenue, a significant increase from 7.7% in the same period of 2023. Moving forward, we will increase our efforts to diversify our revenue streams and strengthen our solid foundation to drive the Company's healthy growth and deliver enduring value to our shareholders.”

1 “Adjusted net loss” is defined as net loss excluding share of income (loss) in equity method investments, gain on disposal of investment, impairment loss of investments and impairment loss of goodwill and intangible assets. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

In connection with investigations by relevant government authorities against certain third-party streamers for their historical illegal activities, the Company voluntarily returned RMB111.7 million of gain that was related to these streamers’ historical illegal activities to the relevant government authorities (the “Voluntary Return”) this week. Pursuant to PRC law, the Company is not entitled to retain gains related to streamers’ illegal activities. As a result, the Company elected to make the Voluntary Return, which has been recorded as an operating expense. The Voluntary Return has no material impact on our business operations and we continue to maintain normal business operations. The Company is not the target of any legal proceedings or investigations in connection with the historical illegal activities of these third-party streamers. There remain uncertainties regarding future developments or regulatory investigations into streamers’ historical illegal activities. The Company will continue to fully cooperate with authorities and remains committed to upholding regulatory compliance on its platform.

First Quarter 2024 Financial Results

Total net revenues in the first quarter of 2024 decreased by 29.9% to RMB1,039.7million (US$144.0 million), compared with RMB1,483.1 million in the same period of 2023.

Livestreaming revenues in the first quarter of 2024 decreased by 41.5% to RMB800.9 million (US$110.9 million) from RMB1,369.0 million in the same period of 2023. The decrease was primarily due to the soft macroeconomic condition and our planned reduction in revenue-generating promotions during the first quarter in light of the seasonality, leading to a year-over-year decrease in total paying users.

Advertising and other revenues in the first quarter of 2024 increased by 109.3% to RMB238.8 million (US$33.1 million) from RMB114.1 million in the same period of 2023. The increase was primarily driven by an increase in other revenues generated through our other innovative business, such as voice-based social networking service.

Cost of revenues in the first quarter of 2024 decreased by 28.8% to RMB930.7 million (US$128.9 million) from RMB1,306.6 million in the same period of 2023.

Revenue-sharing fees and content costs in the first quarter of 2024 decreased by 37.7% to RMB675.1 million (US$93.5 million) from RMB1,084.4 million in the same period of 2023. The decrease was primarily due to a decrease in revenue-sharing fees aligned with decreased livestreaming revenues, as well as a decline in content costs resulting from improved cost management in streamer payments and self-produced content.

Bandwidth costs in the first quarter of 2024 decreased by 33.7% to RMB82.5 million (US$11.4 million) from RMB124.5 million in the same period of 2023.The decline was primarily due to a year-over-year decrease in peak bandwidth usage.

Gross profit in the first quarter of 2024 was RMB109.0 million (US$15.1 million), compared with RMB176.5 million in the same period of 2023. The decline in gross profit was primarily attributable to a decrease in livestreaming revenues and an increase in other costs related to the development of innovative business. Gross margin in the first quarter of 2024 was 10.5%, compared with 11.9% in the same period of 2023.

Sales and marketing expenses in the first quarter of 2024 decreased by 16.6% to RMB75.6 million (US$10.5 million) from RMB90.7 million in the same period of 2023. The decrease was mainly attributable to a decrease in staff-related expenses.

Research and development expenses in the first quarter of 2024 decreased by 25.0% to RMB54.2 million (US$7.5 million) from RMB72.3 million in the same period of 2023. The decrease was primarily due to a decrease in staff-related expenses.

General and administrative expenses in the first quarter of 2024 decreased by 28.4% to RMB42.8 million (US$5.9 million) from RMB59.8 million in the same period of 2023. The decrease was primarily due to a decrease in staff-related expenses.

Other operating expenses, net in the first quarter of 2024 were RMB103.4 million (US$14.3 million) and included a RMB111.7 million of the Voluntary Return, compared with other operating income of RMB19.0 million in the same period of 2023.

Loss from operations in the first quarter of 2024 was RMB166.9 million (US$23.1 million), compared with RMB27.3 million in the same period of 2023.

Net loss in the first quarter of 2024 was RMB88.0 million (US$12.2 million), compared with net income of RMB14.5 million in the same period of 2023.

Adjusted net loss, which excludes the share of income (loss) in equity method investments, gain on disposal of investment and impairment loss of investments, was RMB85.7 million (US$11.9 million) in the first quarter of 2024, compared with adjusted net income of RMB25.8 million in the same period of 2023.

Basic and diluted net loss per ADS4 in the first quarter of 2024 were both RMB2.77 (US$0.38). Adjusted basic and diluted net loss per ADS in the first quarter of 2024 were both RMB2.69 (US$0.37).

Cash and cash equivalents, restricted cash and bank deposits

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB6,762.2 million (US$936.6 million), compared with RMB6,855.5 million as of December 31, 2023.

Updates of Share Repurchase Program

On December 28, 2023, the Company announced that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on January 1, 2024. As of March 31, 2024, the Company had repurchased an aggregate of US$2.7 million of its ADSs in the open market under this program, and we expect to expedite the repurchase activity in the second quarter of 2024.

Renewal of Framework Agreement with Tencent

On June 4, 2024, the Company and Tencent further renewed our strategic cooperation agreement (the “SCFM”), which initially became effective on January 31, 2018 and was subsequently replaced by the Amended and Restated SCFM dated April 1, 2019. The renewed SCFM had substantially the same terms as the Amended and Restated SCFM and extended the term for another three years.

4 Every one ADS represents one ordinary share for the relevant period and calendar year.

Conference Call Information

The Company will hold a conference call on June 5, 2024, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-317-6061
United States Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	3768185

The replay will be accessible through June 12, 2024, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Conference ID:	5832581

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.douyu.com.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for impairment loss of goodwill and intangible assets. Adjusted net income (loss) is calculated as net income (loss) adjusted for share of income (loss) in equity method investments, gain on disposal of investment, impairment loss of investments, and impairment loss of goodwill and intangible assets. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share of income (loss) in equity method investments, gain on disposal of investment, impairment loss of investments, and impairment loss of goodwill and intangible assets. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share of income (loss) in equity method investments, (ii) gain on disposal of investment, (iii) impairment loss of investments, (iv) impairment loss of goodwill and intangible assets to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars, at that rate on March 29, 2024, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: pr_douyu@douyu.tv Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2023	2024	2024
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,440,131	3,683,872	510,211
Short-term bank deposits	1,716,540	2,391,070	331,159
Accounts receivable, net	73,453	54,247	7,514
Prepayments	38,181	31,698	4,390
Amounts due from related parties	68,994	88,312	12,231
Other current assets	348,129	538,805	74,624
Total current assets	6,685,428	6,788,004	940,129

Property and equipment, net	13,808	9,218	1,277
Intangible assets, net	120,694	131,164	18,166
Long-term bank deposits	630,000	610,000	84,484
Investments	436,197	434,254	60,143
Right-of-use assets, net	22,792	9,686	1,341
Other non-current assets	163,184	158,324	21,928
Total non-current assets	1,386,675	1,352,646	187,339
TOTAL ASSETS	8,072,103	8,140,650	1,127,468
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	534,428	522,091	72,309
Advances from customers	12,911	8,962	1,241
Deferred revenue	315,969	292,346	40,489
Accrued expenses and other current liabilities	246,601	281,834	39,034
Amounts due to related parties	251,392	434,698	60,205
Lease liabilities due within one year	14,768	7,411	1,026
Total current liabilities	1,376,069	1,547,342	214,304

Deferred revenue	6,701	-	-
Lease liabilities	-	1,176	163
Total non-current liabilities	6,701	1,176	163
TOTAL LIABILITIES	1,382,770	1,548,518	214,467

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2023	2024	2024
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	23	3
Treasury shares	(911,217)	(930,830)	(128,918)
Additional paid-in capital	10,670,287	10,670,287	1,477,818
Accumulated deficit	(3,485,007)	(3,572,960)	(494,849)
Accumulated other comprehensive income	415,247	425,612	58,947
Total DouYu Shareholders’ Equity	6,689,333	6,592,132	913,001
Total Shareholders’ Equity	6,689,333	6,592,132	913,001
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,072,103	8,140,650	1,127,468

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$(1)
Net revenues	1,483,060	1,295,962	1,039,684	143,995
Cost of revenues	(1,306,594)	(1,169,712)	(930,678)	(128,897)
Gross profit	176,466	126,250	109,006	15,098
Operating income (expense)
Sales and marketing expenses	(90,686)	(83,998)	(75,570)	(10,466)
General and administrative expenses	(59,793)	(80,031)	(42,797)	(5,927)
Research and development expenses	(72,311)	(59,072)	(54,150)	(7,500)
Other operating income (expense), net	19,046	(9,618)	(103,428)	(14,325)
Impairment of goodwill	-	(13,967)	-	-
Total operating expenses	(203,744)	(246,686)	(275,945)	(38,218)
Loss from operations	(27,277)	(120,436)	(166,939)	(23,120)
Other expenses, net	(8,000)	(21,844)	-	-
Interest income	54,426	82,556	81,094	11,231
Foreign exchange (loss) income	(1,396)	(122)	153	21
Income (loss) before income taxes and share of (loss) income in equity method investments	17,753	(59,846)	(85,692)	(11,868)
Income tax expenses	-	(1,069)	-	-
Share of (loss) income in equity method investments	(3,236)	(1,310)	(2,261)	(313)
Net income (loss)	14,517	(62,225)	(87,953)	(12,181)
Net income (loss) attributable to ordinary shareholders of the Company	14,517	(62,225)	(87,953)	(12,181)
Net income (loss) per ordinary share
Basic	0.45	(1.95)	(2.77)	(0.38)
Diluted	0.45	(1.95)	(2.77)	(0.38)
Net income (loss) per ADS(2)
Basic	0.45	(1.95)	(2.77)	(0.38)
Diluted	0.45	(1.95)	(2.77)	(0.38)

Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share
Basic	32,023,551	31,977,665	31,807,180	31,807,180
Diluted	32,023,551	31,977,665	31,807,180	31,807,180

Weighted average number of ADS used in calculating net income (loss) per ADS(2)
Basic	32,023,551	31,977,665	31,807,180	31,807,180
Diluted	32,023,551	31,977,665	31,807,180	31,807,180

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	US$(1)
Loss from operations	(27,277)	(120,436)	(166,939)	(23,120)
Add:
Impairment of goodwill and intangible assets	-	34,035	-	-
Adjusted Operating Loss	(27,277)	(86,401)	(166,939)	(23,120)

Net income (loss)	14,517	(62,225)	(87,953)	(12,181)
Add:
Share of loss in equity method investments	3,236	1,310	2,261	313
Impairment losses of investments	8,000	21,844	-	-
Impairment losses of goodwill and intangible assets	-	34,035	-	-
Adjusted net income (loss)	25,753	(5,036)	(85,692)	(11,868)

Net income (loss) attributable to DouYu	14,517	(62,225)	(87,953)	(12,181)
Add:
Share of loss in equity method investments	3,236	1,310	2,261	313
Impairment losses of investments	8,000	21,844	-	-
Impairment losses of goodwill and intangible assets	-	34,035	-	-
Adjusted net income (loss) attributable to DouYu	25,753	(5,036)	(85,692)	(11,868)

Adjusted net income (loss) per ordinary share
Basic	0.80	(0.16)	(2.69)	(0.37)
Diluted	0.80	(0.16)	(2.69)	(0.37)

Adjusted net income (loss) per ADS(2)
Basic	0.80	(0.16)	(2.69)	(0.37)
Diluted	0.80	(0.16)	(2.69)	(0.37)

Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ordinary share
Basic	32,023,551	31,977,665	31,807,180	31,807,180
Diluted	32,023,551	31,977,665	31,807,180	31,807,180

Weighted average number of ordinary shares used in calculating adjusted net income (loss) per ADS(2)
Basic	32,023,551	31,977,665	31,807,180	31,807,180
Diluted	32,023,551	31,977,665	31,807,180	31,807,180

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.